VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Attention:  Williams H. Thompson,
                    Accounting Branch Chief

Re:	GreenHouse Holdings, Inc.
Amendment no. 1 to Item 4.01 form 8-K
Filed June 7, 2010
File No. 333-156611

Dear Mr. Thompson:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated June 9, 2010 (the “Comment Letter”).  In response to these comments, GreenHouse Holdings, Inc. (the “Company”), submits the instant correspondence.

The Company hereby acknowledges the following:

●	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

GreenHouse Holdings, Inc.

 Justin Farry

Justin Farry, Chief Financial Officer

JF/pc

5171 Santa Fe Street, Suite J, San Diego, CA 92109  |  Office (858) 273-2626  |  Direct Fax (949) 315-3827  |
CA License #868275  |  www.greenhousebuilders.com  |  www.greenhouseenergy.com  |  www.greenhouseintl.com